# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Benitec Biopharma Inc., CIK 0001808898
CUSIP: 08205P209
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3940 Trust Way, Hayward, California (CA), 94545
Date of event which requires filing of this statement: 03/26/2025
Amends the filing with accession number 0000899140-24-000506
Filed by CIK 0001569064
Persons authorized to receive notices and communications: Andrew Nathanson, Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, New York (NY), 10022, 212.702.5205

## Reporting persons
- SUVRETTA CAPITAL MANAGEMENT, LLC (CIK 0001569064): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,623,659; sole dispositive power 0; shared dispositive power 15,623,659; aggregate amount beneficially owned 15,623,659 (49.9% of the class)
  Comment: Note in relation to Items 11 and 13:
  Includes (i) 8,960,009 shares of Common Stock (as defined below) previously held, (ii) 900,000 shares of Common Stock issued in the Direct Offering (as defined below), and (iii) 5,763,650 shares of Common Stock issuable upon the exercise of the warrants of the Issuer (as defined below), subject to the 49.9% ownership limitation with respect to such warrants as further described herein.
  Note in relation to Item 13:
  Based on 31,309,938 shares of Common Stock outstanding, which represents (i) 25,546,288 shares of Common Stock outstanding as of March 26, 2025, as indicated by the Issuer on March 26, 2025, plus (ii) 5,763,650 shares of Common Stock issuable upon the exercise of warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.
- Averill Master Fund, Ltd. (CIK 0001939329): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 13,922,844; sole dispositive power 0; shared dispositive power 13,922,844; aggregate amount beneficially owned 13,922,844 (44.47% of the class)
  Comment: Note in relation to Items 11 and 13:
  Includes (i) 7,999,445 shares of Common Stock previously held, (ii) 793,800 shares of Common Stock issued in the Direct Offering, and (iii) 5,699,468 shares of Common Stock issuable upon the exercise of the warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.
  Note in relation to Item 13:
  Based on 31,309,938 shares of Common Stock outstanding, which represents (i) 25,546,288 shares of Common Stock outstanding as of March 26, 2025, as indicated by the Issuer on March 26, 2025, plus (ii) 5,763,650 shares of Common Stock issuable upon the exercise of warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.
- Averill Madison Master Fund, Ltd. (CIK 0002021243): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,700,815; sole dispositive power 0; shared dispositive power 1,700,815; aggregate amount beneficially owned 1,700,815 (5.43% of the class)
  Comment: Note in relation to Items 11 and 13:
  Includes (i) 960,564 shares of Common Stock previously held, (ii) 106,200 shares of Common Stock issued in the Direct Offering, and (iii) 704,490 shares of Common Stock issuable upon the exercise of the warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.
  Note in relation to Item 13:
  Based on 31,309,938 shares of Common Stock outstanding, which represents (i) 25,546,288 shares of Common Stock outstanding as of March 26, 2025, as indicated by the Issuer on March 26, 2025, plus (ii) 5,763,650 shares of Common Stock issuable upon the exercise of warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.
- Aaron Cowen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 15,623,659; sole dispositive power 0; shared dispositive power 15,623,659; aggregate amount beneficially owned 15,623,659 (49.9% of the class)
  Comment: Note in relation to Items 11 and 13:
  Includes (i) 8,960,009 shares of Common Stock previously held, (ii) 900,000 shares of Common Stock issued in the Direct Offering, and (iii) 5,763,650 shares of Common Stock issuable upon the exercise of the warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.
  Note in relation to Item 13:
  Based on 31,309,938 shares of Common Stock outstanding, which represents (i) 25,546,288 shares of Common Stock outstanding as of March 26, 2025, as indicated by the Issuer on March 26, 2025, plus (ii) 5,763,650 shares of Common Stock issuable upon the exercise of warrants of the Issuer, subject to the 49.9% ownership limitation with respect to such warrants as further described herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Benitec Biopharma Inc.
Address of issuer's principal executive offices: 3940 Trust Way, Hayward, California (CA), 94545

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the text set forth below after the last paragraph:

On March 26, 2025, as part of a registered direct offering of Common Stock (the "Direct Offering"), Averill Master Fund purchased 793,800 shares of Common Stock of the Issuer pursuant to that certain Securities Purchase Agreement, dated March 25, 2025 (the "Purchase Agreement"), by and among the Issuer, Averill Master Fund and Averill Madison Master Fund at a price of $13.00 per share.

On March 26, 2025, as part of the Direct Offering, Averill Madison Master Fund purchased 106,200 shares of Common Stock of the Issuer pursuant to the Purchase Agreement at a price of $13.00 per share.

The total amount of funds used by the Funds to purchase the shares of Common Stock of the Issuer described above was furnished from the working capital of the Funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5 of the Original Schedule 13D is hereby amended and restated to read as follows:

The information contained on the cover pages to this Amendment are incorporated by reference into this Item 5. Mr. Cowen is the control person and managing member of Suvretta Capital and may be deemed to control the other Reporting Persons. Mr. Cowen disclaims beneficial ownership of all shares of Common Stock held by the Funds, other than, to the extent of any pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Transactions in the class effected during the past sixty days: Except as disclosed in Items 3 and 6 of this Schedule 13D, no other transactions in Common Stock were effected during the past sixty days by the Reporting Persons or, to their knowledge, any of the Scheduled Persons.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the text set forth below after the last paragraph:

Securities Purchase Agreement

On March 25, 2025, each of the Funds entered in to the Purchase Agreement with the Issuer in connection with the Direct Offering. Pursuant to the Purchase Agreement, (i) Averill Master Fund purchased 793,800 shares of Common Stock at a price of $13.00 per share, and (ii) Averill Madison Master Fund purchased 106,200 shares of Common Stock at a price of $13.00 per share.

Registration Rights Agreement

On March 26, 2025, each of the Funds entered into that certain registration rights agreement (the "Registration Rights Agreement") with the Issuer in connection with the Direct Offering and pursuant to the terms of the Purchase Agreement.

Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement to register for resale the shares of the Common Stock sold to the Funds in the Direct Offering (the "Registrable Securities") no later than 60 days following the closing of the Direct Offering. The Issuer agreed to use its best efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission promptly, and to keep such registration statement effective until the date the Registrable Securities (i) have been sold thereunder or pursuant to Rule 144 under the Securities Act of 1933, as amended, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144.

The Registration Rights Agreement provides for customary indemnification rights in connection with the registration statement by the Issuer and the Funds

The foregoing description of the material terms of the Securities Purchase Agreement and the Registration Rights Agreement are each qualified in their entirety by reference to those documents, each of which is referenced in Exhibits 7 and 8 hereto, respectively, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
7* Securities Purchase Agreement, dated March 25, 2025, by and among Benitec Biopharma Inc., Averill Master Fund, Ltd. and Averill Madison Master Fund, Ltd.
8** Registration Rights Agreement, dated March 26, 2025, by and among Benitec Biopharma Inc., Averill Master Fund, Ltd. and Averill Madison Master Fund, Ltd.
* Incorporated by reference from Exhibit 10.1 of the Issuer' Current Report on Form 8-K filed with the SEC on March 26, 2025.
**Incorporated by reference from Exhibit 10.1 of the Issuer' Current Report on Form 8-K filed with the SEC on March 27, 2025.

## Signatures
- SUVRETTA CAPITAL MANAGEMENT, LLC: /s/ Andrew Nathanson, SUVRETTA CAPITAL MANAGEMENT, LLC (03/28/2025)
- Averill Master Fund, Ltd.: /s/ Andrew Nathanson, Averill Master Fund, Ltd. (03/28/2025)
- Averill Madison Master Fund, Ltd.: /s/ Andrew Nathanson, Averill Madison Master Fund, Ltd. (03/28/2025)
- Aaron Cowen: /s/ Aaron Cowen, Aaron Cowen (03/28/2025)